Exhibit 21.1

New Abraxis, Inc.

List of Subsidiaries

The following is a list of subsidiaries of New Abraxis, Inc., omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Where Incorporated
APP International Holding Company, Inc.	Delaware
Pharmaceutical Partners of Europe B.V.	Netherlands
Pharmaceutical Partners of Europe C.V.	Netherlands
Pharmaceutical Partners of Switzerland GmbH	Switzerland
South African Pharmatech (Pty) Limited	South Africa
Chicago Bioscience, LLC	Illinois
Cenomed BioSciences, LLC	Delaware
Resuscitation Technologies, LLC	Delaware
VivoRx Autoimmune, Inc.	California
Jefferson XIII, LLC	Delaware
Abraxis Bioscience Limited	United Kingdom
Abraxis Bioscience Australia Pty Ltd.	Australia
Drug Source Company, LLC	Delaware